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                                                                      EXHIBIT 12

                MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                              (DOLLARS IN THOUSANDS)
                                                              YEAR ENDED DECEMBER 31
                                            ----------------------------------------------------------
                                              2001        2000         1999         1998        1997
                                            --------   ----------   ----------   ----------   --------
EARNINGS BEFORE INCOME TAXES AND FIXED
  CHARGES:
    Income from continuing operations
      before income taxes.................  $300,700   $  893,400   $  904,100   $  905,500   $733,800
    (Deduct) add equity in undistributed
      (earnings) loss of fifty-percent-or-
      less-owned companies................    (1,590)      (9,640)     (18,720)     (24,070)   (19,470)
    Add interest on indebtedness, net.....   233,440      193,000      121,520      115,700     94,780
    Add amortization of debt expense......    10,300        2,430        1,350        2,130      2,310
    Add estimated interest factor for
      rentals.............................    23,050       18,760       16,080       11,430      9,270
                                            --------   ----------   ----------   ----------   --------
    Earnings before income taxes and fixed
      charges.............................  $565,900   $1,097,950   $1,024,330   $1,010,690   $820,690
                                            ========   ==========   ==========   ==========   ========
FIXED CHARGES:
    Interest on indebtedness..............  $239,290   $  202,630   $  129,860   $  119,750   $ 97,910
    Amortization of debt expense..........    10,300        2,430        1,350        2,130      2,310
    Estimated interest factor for
      rentals.............................    23,050       18,760       16,080       11,430      9,270
                                            --------   ----------   ----------   ----------   --------
    Total fixed charges...................  $272,640   $  223,820   $  147,290   $  133,310   $109,490
                                            --------   ----------   ----------   ----------   --------
PREFERRED STOCK DIVIDENDS (A).............     6,820       --           --           --          --
                                            --------   ----------   ----------   ----------   --------
    Combined fixed charges and preferred
      stock dividends.....................  $279,460   $  223,820   $  147,290   $  133,310   $109,490
                                            ========   ==========   ==========   ==========   ========
Ratio of earnings to fixed charges........       2.1          4.9          7.0          7.6        7.5
                                            ========   ==========   ==========   ==========   ========
Ratio of earnings to combined fixed
  charges and preferred stock dividends
  (b).....................................       2.0          4.9          7.0          7.6        7.5
                                            ========   ==========   ==========   ==========   ========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b) Excluding the third quarter 2001 pre-tax non-cash charge of $530 million and the fourth quarter 2000 pre-tax non-cash charge of $145 million, the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends would be 3.9 and
    5.6 for 2001 and 2000, respectively.